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                 June 21, 2021

       Christopher Lapointe
       Chief Financial Officer
       SoFi Technologies, Inc.
       234 1st Street
       San Francisco, CA 94105

                                                        Re: SoFi Technologies,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2021
                                                            File No. 333-257092

       Dear Mr. Lapointe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance